ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

November 20, 2012	Rajib Chanda 202-508-4671 202-383-7793 fax rajib.chanda@ropesgray.com

BY EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Ladies and Gentlemen:

On behalf of Managers AMG Funds (the “Trust”), we are filing today through EDGAR, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, a copy of the Trust’s preliminary proxy statement relating to its February 12, 2013 special meeting of stockholders of Essex Small/Micro Cap Growth Fund (the “Fund”). The meeting is being called for the purposes described in the enclosed proxy statement. Copies of the proxy statement are expected to be mailed to the Fund’s shareholders beginning on or about December 7, 2012.

Please direct any questions concerning this filing to the undersigned at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda